February 22, 2008
Mr. Donald Walker, Senior Assistant Chief Accountant
Ms. Sharon M. Blume, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002
Mail Stop 4561
Re:   JPMorgan Chase & Co.
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Fiscal Quarter Ended March 31, 2007
File No. 1-5805
Dear Mr. Walker and Ms. Blume:
        JPMorgan Chase & Co. (the “Firm”) hereby submits this letter to provide the following additional information in response to further oral comments of the Staff of the Securities and Exchange Commission received on February 22, 2008.
        This is to clarify our prior response to Comment 6 in our preceding letter of today’s date, in the event of a failed forecasted transaction, the Firm would reclassify OCI amounts into earnings based on the sequence in which the derivatives were designated to each cash flow layer.
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        If you have any questions or request any further information, please do not hesitate to call the undersigned at 212-270-3632, Shannon S. Warren at 212-270-0906 or Neila B. Radin at 212-270-0938.
Very truly yours,
/s/ Louis Rauchenberger
Louis Rauchenberger
Corporate Controller